UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
Commission File Number: 001-41253

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Super Group (SGHC) Limited
(Translation of registrant’s name into English)

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Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 1481 746 411
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

CONTENTS
On January 22, 2025, Super Group (SGHC) Limited issued a press release announcing its preliminary financial results for the fourth quarter and fully year of 2024. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 22, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: January 22, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory